Exhibit 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Pre-tax income (loss)	$(9,406)	$17,899	$18,859	$21,366	$8,538
Less: equity in affiliates	—	79	126	(616)	1,069

Net pre-tax income (loss)	(9,406)	17,820	18,733	21,982	7,469

Fixed charges (1):
Interest expense, gross (2)	13,145	2,638	2,061	5,112	5,313
Interest included in rental expense	2,696	2,661	1,902	1,062	920

(a) Total fixed charges	15,841	5,299	3,963	6,174	6,233

(b) Earnings for ratio (3)	6,435	23,119	22,696	28,156	13,702
Ratio of earnings to fixed charges (b/a)	n/a (4)	4.4	5.7	4.6	2.2
Deficit of earnings to fixed charges	(9,406)	n/a	n/a	n/a	n/a

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.

(2)	Interest expense, gross includes amortization of prepaid debt fees and discount.

(3)	Earnings consist of income from continuing operations before income taxes plus fixed charges.

(4)	Due to Itron’s loss in 2004, the ratio coverage was less than 1:1. Itron must generate additional earnings of $9,406 to achieve a coverage of 1:1.